January 26, 2015

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Zosano Pharma Corporation

 Registration Statement on Form S-1

 Originally filed June 24, 2014

 File No. 333-196983

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Zosano Pharma Corporation (the “Company”) related to the above-referenced filing (the “Registration Statement”), and is submitted together with the Company’s pre-effective Amendment No. 8 to the Registration Statement (“Amendment No. 8”) in accordance with the Securities Act of 1933, as amended.

Amendment No. 8 is being filed for the purpose of increasing the number of shares to be registered pursuant to the Registration Statement and offered by the Company, and reflects corresponding changes with respect to the amount of offering proceeds, pro forma as adjusted capitalization and other disclosures affected by the number of shares to be offered by the Company, as indicated in the marked materials being provided under separate cover. There is no change in the estimated initial public offering price range.

The information regarding the increased number of shares to be offered will be conveyed orally to any account that previously received the preliminary prospectus, prior to confirming any order by such account. The change does not result in any change in the Company’s business plans or identified use of proceeds and, in light of the sensitivity analysis already provided in the preliminary prospectus, the Company does not consider this information to be material such as to require recirculation of an amended preliminary prospectus.

Mr. Jeffrey P. Riedler

January 26, 2015

As a courtesy to the Staff, a copy of Amendment No. 8, marked to show the changes effected in Amendment No. 8 as compared to the Registration Statement, as amended to date, will be provided under separate cover.

Should the Staff have any comments or questions, please feel free to contact me at (617) 832-1160 or in my absence, Jeffrey Quillen at (617) 832-1205 or Joel Needleman at (617) 832-3097.

Thank you for your continued courtesy and assistance.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

cc:     Mr. Vikram Lamba (Zosano Pharma Corporation)